SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 09, 2015

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, November 09, 2015 regarding “Ericsson and Cisco partner to create the networks of the future”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: November 09, 2015

Ericsson and Cisco partner to create the networks of the future

•	Next-generation strategic partnership will drive growth, accelerate innovation, and speed digital transformation demanded by customers across industries.

•	Industry-leading scale and services capability will deliver differentiated customer value for service providers, enterprises, and the Internet of Things ecosystem.

•	Incremental revenue opportunity of $1 billion or more expected for each company by calendar year 2018.

Ericsson (NASDAQ:ERIC) and Cisco (NASDAQ:CSCO) – two industry leaders in the development and delivery of networking, mobility, and cloud – today announced a global business and technology partnership to create the networks of the future.

The multi-faceted relationship will offer customers the best of both companies: routing, data center, networking, cloud, mobility, management and control, and global services capabilities. Together the companies plan to deliver customer value by:

•	Offering service provider customers an end-to-end product and services portfolio, and joint innovation that accelerates new business models,

•	Creating the mobile enterprise experience of the future through a highly secure technology architecture for seamless indoor/outdoor networks, and

•	Channeling the combined scale and innovation of both companies to accelerate the platforms and services needed to digitize countries and create the Internet of Things.

In a world driven by mobility, cloud, and digitization, the networks of the future will require new design principles to ensure they are agile, autonomous, and highly secure. Ericsson and Cisco will meet this challenge together by offering end-to-end leadership across network architectures including 5G, cloud, IP, and the Internet of Things – from devices and sensors to access and core networks to the enterprise IT cloud. Customers will be able to accelerate their business transformation by drawing on the parties’ complementary capabilities, including global services capabilities such as consulting, integration, and support to managed operations across IT and networks.

Today’s announcement will be supported by multiple agreements that include commitments to network transformation through reference architectures and joint development, systems-based management and control, a broad reseller agreement, and collaboration in key emerging market segments. The parties have also agreed to discuss FRAND policies and enter a licensing agreement for their respective patent portfolios, enabling unfettered joint innovation and providing certainty for customers of both organizations. As part of this agreement, Ericsson will receive license fees from Cisco.

Ericsson and Cisco are strong and complementary partners, with a combined 56,000+ patents, $11 billion of research and development investment, and more than 76,000 services professionals serving customers across more than 180 countries.

The strategic partnership will be a key driver of growth and value for the next decade, with each company benefiting from incremental revenue in calendar year 2016 and expected to ramp to $1 billion or more for each by 2018. New and greater opportunities are also expected, as the partnership enables both companies to drive their efforts and investments to deliver value in growth markets.

Teams from both organizations will also begin working on a joint initiative focused on SDN/NFV and network management and control.

Centerview Partners advised on the strategic partnership.

SUPPORTING QUOTES

Hans Vestberg, President and Chief Executive Officer, Ericsson

“I am excited to work with Cisco on continuing to shape the Networked Society. Foremost, we share the same vision of the network’s strategic role at the center of every company’s and every industry’s digital transformation. Initially the partnership will focus on service providers, then on opportunities for the enterprise segment and accelerating the scale and adoption of IoT services across industries. For Ericsson, this partnership also fortifies the IP strategy we have developed over the past several years, and it is a key move forward in our own transformation.”

Chuck Robbins, Chief Executive Officer, Cisco

“With the pace the market is moving, the successful companies will be those who build the right strategic partnerships to accelerate innovation, growth, and customer value. Today’s announcement brings together two visionary industry leaders, with complementary cultures and track records of innovation. We have worked with Ericsson during the last year on developing a strategy for future industry leadership, and can start executing together today. Our partnership will drive growth for both companies, unique value for our customers, and incredible innovation for the industry.”

Vittorio Colao, Group Chief Executive, Vodafone

“We welcome the partnership between Ericsson and Cisco which we believe will accelerate the pace of innovation across the communications industry as ultrafast networks, cloud services, and the Internet of Things become increasingly central to our customers’ needs.”

Randall Stephenson, Chairman and Chief Executive Officer, AT&T

“Cisco and Ericsson’s announcement further reinforces the importance of seamlessly integrating IP and wireless solutions. This type of initiative is in line with the plans and investments we’ve laid out over the last four years for integrated solutions.”

Roger Gurnani, EVP and Chief Information and Technology Architect, Verizon Communications

“This global partnership has the potential to reshape the industry. We are excited about working with Ericsson and Cisco, and look forward to a partnership that will accelerate the development of new wireless technologies.”

INVITATION TO MEDIA AND ANALYST CALL:

Ericsson (NASDAQ:ERIC) and Cisco (NASDAQ:CSCO) will hold a conference call for financial analysts, investors and media to brief on today’s announced strategic partnership between Ericsson and Cisco.

The briefing will begin at 14:15 CET (13:15 BST in the UK, 08:15 EST and 05:15 PST in the US, and 21:15 local time in Japan).

Ericsson President & CEO Hans Vestberg and Cisco CEO Chuck Robbins will comment on the announcement and take questions.

Sweden: +46 8 5055 6468 (toll-free Sweden: 020 088 3817)

International/UK: +44 203 426 2845 (toll-free UK 0808 237 0066)

US: +1 646 722 4898 (toll-free US +1 866 928 6048)

Please call in at least 15 minutes before the conference call begins. As there are usually a large number of callers, it may take some time before you are connected.

A live audio webcast of the conference call will be available at: www.ericsson.com/investors and www.ericsson.com/press

REPLAY:

A replay of the conference call will be available from November 9, 16:00CET until 16:00 CET on November 16, 2015.

Sweden replay number: +46 8 5664 2638

International replay number: +44 20 3426 2807

Replay passcode: 664119#

NOTES TO EDITORS

About Ericsson

Ericsson (NASDAQ:ERIC) is the driving force behind the Networked Society - a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure - especially in mobility, broadband and the cloud - are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions - and our customers - stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2014 were SEK 228.0 billion (USD 33.1 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

About Cisco

Cisco (NASDAQ: CSCO) is the worldwide technology leader that has been making the Internet work since 1984. Our people, products, and partners help society securely connect and seize tomorrow’s digital opportunity today. Discover more at thenetwork.cisco.com and follow us on Twitter at @Cisco.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson

Corporate Communications, +46 10 719 69 92, media.relations@ericsson.com

Investor Relations, +46 10 719 00 00, investor.relations@ericsson.com

Cisco

Investor Relations – Marilyn Mora, +1 408 527 7452, marilmor@cisco.com

Media Relations – Andrea Duffy, +1 646 295 5241, anduffy@cisco.com

Analyst Relations – Jesse Freud, +1 408 853 0099, jefreund@cisco.com

Cisco Forward-Looking Statement

This release may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding entering into a strategic partnership to create networks of the future, incremental revenue opportunities, delivery of customer value, and other potential new opportunities that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including, among other things the ability of the companies to partner successfully, the ability to achieve expected benefits of our partnerships, business and economic conditions and growth trends in the networking industry, our customer markets and various geographic regions; global economic conditions and uncertainties in the geopolitical environment; overall information technology spending; the growth and evolution of the Internet and levels of capital spending on Internet-based systems; variations in customer demand for products and services, including sales to the service provider market and other customer markets; the return on our investments and in certain geographical locations; increased competition in our product and service markets, including the data center; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; and other factors listed in Cisco’s most recent report on Form 10-K filed on September 8, 2015. Any forward-looking statements in this release are based on limited information currently available to Cisco, which is subject to change, and Cisco will not necessarily update the information.

Ericsson Forward-Looking Statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on November 9, 2015 at 08:30am CET.